Filed by Nabors Industries Ltd.
pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No. for Registration Statement on Form S-4
filed by Nabors Red Lion Limited: 333-199004

MEMO

DATE:	December 20, 2014

TO:	All NCPS & NPS Employees

FROM:	Anthony G. Petrello Chairman, President & Chief Executive Officer

RE:	Update on Pending Combination with C&J Energy Services

Last month, I informed you of a ruling made by the Delaware Court of Chancery which required C&J Energy Services to solicit alternative proposals from other potential buyers to purchase or acquire a controlling stake in C&J. We and C&J acted swiftly and immediately appealed the ruling.

I am pleased to share that the Delaware Supreme Court overturned this ruling on Friday, confirming C&J’s position that its Board of Directors and management team acted with due diligence in negotiating the deal with Nabors. This is a positive step forward in clearing the way for closing the pending transaction.

In response to the ruling, C&J’s Founder, Chairman and Chief Executive Officer Josh Comstock said, “C&J has been and will continue to be dedicated to upholding the highest governance standards, and we believe that our Board, management and legal teams negotiated a precedent-setting transaction in accordance with Delaware law and at all times acting in the best interest of our stockholders.”

In a press release issued by C&J, Comstock also said, “We continue to believe firmly that the transaction with Nabors creates a diversified completion and production services provider and will create significant stockholder value. We, therefore, remain focused on closing the transaction as soon as possible. We look forward to integrating our operations as soon as possible and working with our new employees to realize the many benefits offered by this transformative transaction.”

Attached below please find the press release and internal memo sent to all C&J employees following yesterday’s victory. I was asked to share this important message with all NCPS and NPS employees. Please take a moment to read the memo which outlines next steps in the transaction process.

Similar to C&J, Nabors has a longstanding commitment to comply with the law wherever we operate, and to conduct our business with the highest ethical standards. I am very pleased with yesterday’s ruling which confirms both companies negotiated the transaction with the highest levels of responsibility, integrity and legal compliance.

Until the deal is closed by the end of January, please remain focused on delivering the highest level of performance to our customers. Please remember that no one should answer any media inquiries or give any commentary about this transaction to any member of the media. All media inquires should be directed to Denny Smith in Corporate Development or Kim Hoover in Corporate Communications.

As we enter 2015, I would like to take the opportunity to wish you and your family a happy, healthy and, above all, safe holiday season.

Thank you again for your hard work and continued dedication to Nabors.

Important Additional Information

In connection with the proposed transactions, Nabors Red Lion Limited (which will be renamed C&J Energy Services Ltd. as of the closing of the proposed transaction) (“Red Lion”) has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of C&J Energy Services, Inc. (“C&J”) that also constitutes a preliminary prospectus of Red Lion. The registration statement has not been declared effective by the SEC, and the definitive joint proxy statement/prospectus is not currently available.  Each of Red Lion and C&J also plans to file other relevant documents with the SEC regarding the proposed transactions. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of C&J. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement, the definitive joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Red Lion and C&J with the SEC at the SEC’s website at www.sec.gov.  You may also obtain copies of the documents filed by Red Lion with the SEC free of charge on Nabors Industries Ltd.’s (“Nabors”) website at www.nabors.com, and copies of the documents filed by C&J with the SEC are available free of charge on C&J’s website at www.cjenergy.com.

Participants in the Solicitation

Red Lion, C&J and Nabors and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.  Information about C&J’s directors and executive officers is available in C&J’s proxy statement dated April 10, 2014, for its 2014 annual meeting of shareholders.  Information about Nabors’ directors and executive officers is available in Nabors’ proxy statement dated April 30, 2014, for its 2014 annual meeting of shareholders.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C&J and Nabors using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

The information above includes forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Nabors from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, Nabors’ actual results may differ materially from those indicated or implied by such forward-looking statements.  The projections contained in this release reflect management’s estimates as of the date of the release.  Nabors does not undertake to update these forward-looking statements.

C&J ENERGY SERVICES PRESS RELEASE

NEWS RELEASE

Investor Contacts

C&J Energy Services, Inc.

investors@cjenergy.com

(713) 260-9986

C&J Energy Services Announces Delaware Supreme Court’s Decision

to Overturn Injunction and Termination of Solicitation

HOUSTON, December 19, 2014 — C&J Energy Services, Inc. (“C&J” or the “Company”) (NYSE: CJES) today announced the Delaware Supreme Court has ruled to overturn a bench ruling and order of the Delaware Court of Chancery dated November 24 and 25, 2014, respectively, which had required the Company to solicit alternative proposals to purchase the Company (or a controlling stake in the Company) from other potential buyers for a period of 30 days before holding its stockholder meeting to approve the merger agreement with Nabors Industries Ltd. The Delaware Supreme Court found that the Company had pursued its proposed transaction with Nabors in compliance with the Company’s fiduciary duties toward all of its stockholders. As a result of this ruling, C&J and Nabors are free to proceed to closing following receipt of C&J stockholder approval and C&J is immediately terminating its previously announced solicitation of alternative proposals.

“We are pleased with the ruling from the Delaware Supreme Court, which confirmed our belief that our Board and management team complied with their duties,” said Josh Comstock, C&J’s Founder, Chairman and Chief Executive Officer. “C&J has been and will continue to be dedicated to upholding the highest governance standards, and we believe that our Board, management, and legal teams negotiated a precedent setting transaction in accordance with Delaware law and at all times acting in the best interest of our stockholders. I would like to thank our board for their efforts and support throughout this process. I also want to thank our employees for their unwavering commitment and focus. I truly believe C&J would not be where it is today without their hard work and dedication.

“We continue to believe firmly that the transaction with Nabors creates a diversified completion and production services provider and will create significant stockholder value. We therefore remain focused on closing the transaction as soon as possible. We look forward to integrating our operations as soon as possible and working with our new employees to realize the many benefits offered by this transformative transaction.”

About C&J Energy Services, Inc.

We are an independent provider of premium hydraulic fracturing, coiled tubing, wireline, pumpdown and other complementary oilfield services with a focus on complex, technically demanding well completions. In addition to our suite of completion, stimulation and production enhancement services, we manufacture, repair and refurbish equipment and provide parts and supplies for third-party companies in the energy services industry, as well as to fulfill our internal needs. With the development of our strategic initiatives, we also provide specialty chemicals for completion and production services, including the fluids used in our hydraulic fracturing operations, as well as downhole tools and related directional drilling technology and data acquisition and control systems. These products are provided to third-party customers in the energy services industry and are also used in our operations and equipment. Headquartered in Houston, Texas, we operate in some of the most active basins in the United States. We also have an office in Dubai and are in the process of establishing an operational presence in key countries in the Middle East. For additional information about C&J Energy Services, please visit our website at www.cjenergy.com.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Nabors Red Lion Limited (which will be renamed C&J Energy Services Ltd. as of the closing of the proposed transaction) (“Red Lion”), has filed with the SEC a registration statement on Form S-4, which includes a preliminary proxy statement of C&J that also constitutes a preliminary prospectus of Red Lion. The registration statement has not been declared effective by the SEC, and the definitive joint proxy statement/prospectus is not currently available. Each of Red Lion and C&J also plans to file other relevant documents with the SEC regarding the proposed transactions. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of C&J. INVESTORS AND SECURITY HOLDERS OF C&J ARE URGED TO READ

THE S-4 (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the S-4 and other documents containing important information about Red Lion and C&J, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Red Lion will be available free of charge on Nabors’ internet website at www.nabors.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Nabors’ Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s internet website at www.cjenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting C&J’s Investor Relations Department at 713-260-9986.

Participants in the Solicitation

C&J, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of C&J in connection with the proposed transaction. Information about the directors and executive officers of C&J is set forth in C&J’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the S-4 and will be contained in other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Investor Contacts

C&J Energy Services, Inc.

investors@cjenergy.com

(713) 260-9986

SOURCE C&J Energy Services, Inc.

Media Contacts

Abernathy MacGregor

Tom Johnson or Luke Barrett — (212) 371-5999

Glen Orr — (713) 205-7770

C&J ENERGY SERVICES MEMO TO EMPLOYEES

December 19, 2014

Dear C&J Energy Services Employees,

I am pleased to update you on an important development related to C&J Energy Services’ pending transaction with Nabors to acquire their completion and production services business. As I know you are aware, in late November the Delaware Court of Chancery issued a ruling that required us to solicit alternative proposals from other potential partners before we could close the pending transaction with Nabors. C&J is committed to the highest standards of governance, so while we disagreed with the Delaware Court’s decision and appealed it to the Delaware Supreme Court, we simultaneously complied with the lower court’s order.

As you may have heard, today we received the great news that the Delaware Supreme Court overturned the ruling of the lower court, which further confirmed our belief that our Board, management and legal teams complied with their duties and negotiated a precedent setting transaction in accordance with Delaware law and at all times acted in the best interest of our stockholders. Attached to this email is a copy of the press release that we issued this afternoon announcing the Delaware Supreme Court’s ruling in our favor. As a result of this ruling, we immediately terminated the solicitation process and we are moving strongly forward to the closing of this transaction. I continue to believe that this transaction will deliver significant value to our stockholders, customers and employees. While hurdles are to be expected during transactions of this size and complexity, the Delaware Supreme Court’s ruling today confirmed our confidence in our course of action.

Integrity and fair dealing are fundamental to the way we do business. We are committed to upholding the highest governance and ethical standards — and we take our duties and responsibilities to our stockholders, our customers and our employees seriously. Throughout this entire process, our board and management team worked hard to ensure that we acted in the most ethical and responsible way and fulfilled our duties to our stockholders. We have an exceptional team and there are many people who deserve recognition for their hard work and getting us to this point. Foremost are our dedicated employees. You have remained strong and focused on the task at hand, which I believe to be a great testament to the C&J culture. I also specifically would like to thank our legal team, who successfully managed this precedent-setting, complex transaction while ensuring we complied with Delaware law and stayed true to the highest of standards. Finally, I am grateful to our Board of Directors, for their commitment to our Company and our stockholders and for all of the support and encouragement they have extended to me and our management team throughout this process. I am so proud of our Company and of all of you, and I am honored by the trust you have put in me. I am confident that together we can take C&J to greater heights.

As a general update, we are still working through the standard SEC review process, which we hope to have completed by the end of the year. We are moving forward with the goal of closing this transaction by the end of January 2015 and we are eager to begin integrating our companies. As we continue to work towards closing this transaction, we will communicate with you to keep you informed when and where we can, as appropriate. Any calls you receive from the media, should be directed to Danielle Foley (713-325-6090) or John Fitzpatrick (713-325-6082). Please do not answer any questions or give any commentary about this transaction to any member of the media.

As we head into the Holiday Season and look towards the New Year, it is wonderful to be able to share this news with you all before Christmas. We are one step closer to closing the transaction with Nabors and welcoming their employees into our C&J family. I wish everyone a happy holiday and a happy and healthy New Year. I look forward to the continued advancement of C&J and working with all of you on what is sure to be an exciting 2015. Thank you again for all of your hard work and dedication. We couldn’t do this without you.

Regards,

Josh

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Nabors Red Lion Limited (which will be renamed C&J Energy Services Ltd. as of the closing of the proposed transaction) (“Red Lion”), has filed with the SEC a registration statement on Form S-4, which includes a preliminary proxy statement of C&J that also constitutes a preliminary prospectus of Red Lion. The registration statement has not been declared effective by the SEC, and the definitive joint proxy statement/prospectus is not currently available. Each of Red Lion and C&J also plans to file other relevant documents with the SEC regarding the proposed transactions. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of C&J. INVESTORS AND SECURITY HOLDERS OF C&J ARE URGED TO READ THE S-4 (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the S-4 and other documents containing important information about Red Lion and C&J, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Red Lion will be available free of charge on Nabors’ internet website at www.nabors.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Nabors’ Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s internet website at www.cjenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting C&J’s Investor Relations Department at 713-260-9986.

Participants in the Solicitation

C&J, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of C&J in connection with the proposed transaction. Information about the directors and executive officers of C&J is set forth in C&J’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the S-4 and will be contained in other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Forward-Looking Statements

The information above includes forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by C&J from time to time in its filings with the U.S. Securities and Exchange Commission. As a result of these factors, C&J’s actual results may differ materially from those indicated or implied by such forward-looking statements. C&J does not undertake to update these forward-looking statements.